UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
(X) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   General Partners Beteiligungs, GmbH
   Freyenthurn 1
   9020 Klagenfurt,
   AUSTRIA
2. Issuer Name and Ticker or Trading Symbol
   Eastbrokers International Incorporated
   EAST
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   03/31/1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock, $0.05 par value|10/06/|P4  |41,600            |A  |$9.00      |--                 |D     |--                         |
 per share                   |97    |    |                  |   |           |                   |      |                           |
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Common Stock, $0.05 par value|02/20/|P4  |400,000           |A  |(1)        |--                 |D     |--                         |
 per share                   |98    |    |                  |   |           |                   |      |                           |
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Common Stock, $0.05 par value|01/01/|P4  |526,884           |A  |$15.00     |1,587,920          |D     |--                         |
 per share                   |99    |    |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Stock Options (Right to |$10.00  |10/24|P4  |100,000    |A  |02/01|08/01|Common Stock|100,000|       |--          |D  |--          |
Buy)                    |        |/97  |    |           |   |/97  |/01  |, $0.05 par |       |       |            |   |            |
                        |        |     |    |           |   |     |     |value per sh|       |       |            |   |            |
                        |        |     |    |           |   |     |     |are         |       |       |            |   |            |
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Class C Common Stock Pur|$7.00   |02/20|P4  |400,000    |A  |02/20|02/19|Common Stock|400,000|(1)    |400,000     |D  |--          |
chase Warrants          |        |/98  |    |           |   |/99  |/02  |, $0.05 par |       |       |            |   |            |
                        |        |     |    |           |   |     |     |value per sh|       |       |            |   |            |
                        |        |     |    |           |   |     |     |are         |       |       |            |   |            |
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Stock Options (Right to |$10.00  |01/01|P4  |33,000     |A  |02/01|08/01|Common Stock|33,000 |$2.00  |200,000     |D  |--          |
Buy)                    |        |/99  |    |           |   |/97  |/01  |, $0.05 par |       |       |            |   |            |
                        |        |     |    |           |   |     |     |value per sh|       |       |            |   |            |
                        |        |     |    |           |   |     |     |are         |       |       |            |   |            |
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
Explanation of Responses:
(1) The reported securities are included within 400,000 Units purchased by the reporting person for $5.00 per Unit. Each Unit consists of one share of common stock and one Class C Common Stock Purchase
Warrant.
SIGNATURE OF REPORTING PERSON
/s/ General Partners Beteiligungs, by Wolfgang M. Kossner
DATE
May 17, 1999